UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

www.embotelladoraandina.com

For Immediate Distribution

Contact in Santiago, Chile

Paula Vicuña, Head of Finance and Investor Relations

(56-2) 338-0520 / ir@koandina.com

Amendment of 20F form for the year ended December 31, 2010

Santiago, Chile April 17, 2012

Embotelladora Andina announced today that it has filed an amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 with the U.S. Securities and Exchange Commission (“SEC”). This filing fullfills the SEC’s requirement as to the incorporation of the conciliation of transition cash flows from Chile GAAP to IFRS for the year 2009.  Additionally, some accounts have been reclassified which do not impact the Company´s Total Equity, Operating Income, Net Income or Cash Flows.

The document can be accessed by visiting either www.embotelladoraandina.com or www.sec.gov.

Shareholders may receive a hard copy of the report, which includes Embotelladora Andina´s audited financial statements, free of charge through the contact listed above.

Embotelladora Andina is among the ten largest Coca-Cola bottlers in the world, servicing franchised territories with 36 million people, delivering over 7.8 million liters of soft drinks, juices, and bottled waters on a daily basis. It is a stock corporation controlled in equal parts by the Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families. In Chile, Andina has the franchise to produce and commercialize Coca-Cola products through Embotelladora Andina; in Brazil through Rio de Janeiro Refrescos; and in Argentina through Embotelladora del Atlántico. The Company’s value creation proposal is to be the market leader for non-alcoholic beverages, developing an excellent relationship with the consumers of its products as well as with its employees, clients, suppliers and with Coca-Cola, its strategic partner. For more information, visit the Company’s website.

This release may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions, also available on our website under “The Company-Risk Factors.”

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, April 17, 2012